Exhibit 99.1

NLS Pharmaceutics Ltd. and Kadimastem Ltd. Announce Completion of Merger

Combined Company Re-Named NewcelX Ltd., to Commence Trading on the Nasdaq Capital Market
on October 31, 2025 under the Ticker Symbol “NCEL”

Zurich, Switzerland and Ness Ziona, Israel October 30, 2025 – NewcelX Ltd. (“NewCelX” or the “Company”) completed the previously announced merger transaction, pursuant to that certain Agreement of Merger and Plan of Reorganization, as amended from time to time, dated as of November 4, 2024 (the “Merger Agreement”), by and among NewCelX (f/k/a NLS Pharmaceutics Ltd. (“NLS”)), NLS Pharmaceutics (Israel) Ltd. and Kadimastem Ltd. (“Kadimastem”), effective as of October 30, 2025 (the “Merger”). Upon completion of the Merger, the Company changed its name to NewcelX Ltd. and, commencing on October 31, 2025, its ticker symbol on the Nasdaq Capital Market will be “NCEL.” The traded warrants of the Company will be delisted from trading.

Pursuant to the Merger Agreement, the holders of Kadimastem ordinary shares outstanding immediately prior to the Merger received 0.706 NewCelX common shares in exchange for each Kadimastem ordinary share in the Merger. The exchange ratio also reflects the 1-for-10 reverse share split effected by NewCelX in connection with the Merger. Following completion of the Merger, NewCelX has approximately (i) 4,558,378 common shares, par value CHF 0.05 issued and outstanding, (ii) 1,060,574 total outstanding common shares, par value CHF 0.05, issuable upon the exercise of pre-funded warrants issued as Merger consideration, (iii) 13,778 preferred shares, par value CHF 0.05 issued and outstanding, and (iv) 58,320 preferred participation certificates, par value CHF 0.05 issued and outstanding.

As part of the closing of the Merger, holders of common shares, preferred shares, preferred certificates and warrants of NLS at the time of the Merger also received contingent value rights with respect to future net proceeds, if any, from the disposition of certain legacy assets of the Company (including Mazindol ER, but excluding the DOXA platform).

“This merger unites years of pioneering science in cell therapy and drug discovery under one global platform,” said Prof. Michel Revel, Chief Scientific Officer of NewCelX. “NewCelX represents the next step in realizing the promise of regenerative medicine for patients living with amyotrophic lateral sclerosis  (“ALS”), diabetes, and other neurodegenerative diseases.”

Ronen Twito, Executive Chairman and Chief Executive Officer of NewCelX said, “With the launch of NewCelX, we have brought together exceptional science and a global leadership team with the potential to change lives. The completion of the merger and the commencement of trading on Nasdaq mark a significant milestone that reflects the trust and confidence of our shareholders and investors, and I am deeply grateful for their support as we take this next step forward together. We are now preparing to initiate our Phase 2a clinical trial of AstroRx™ in ALS and to advance the development of IsletRx™ for the treatment of Type 1 diabetes without the need for lifelong immunosuppression.”

NewCelX is headquartered in Zurich, Switzerland, and led by the leadership of NLS and Kadimastem, including led by Ronen Twito, as Executive Chairman and Chief Executive Officer. The leadership team also includes Prof. Michel Revel, Director and Chief Scientific Officer; Alexander Zwyer, Director; Kfir Molakandov, PhD, Vice President of R&D; Prof. Ariel Revel, MD, Medical Director; and Eric Konofal, MD, PhD, Head of the DOXA Program. The board of directors of NewCelX includes Ronen Twito, Prof. Michel Revel, Alexander Zwyer, Olivier Samuel, Eran Iohan, Liora Oren, and Tammy Galili.

About NewCelX

NewcelX Ltd. (Nasdaq: NCEL) is a biotechnology company developing transformative cell-based and small-molecule therapies for neurodegenerative and metabolic diseases. The company’s integrated platform combines advanced stem-cell technologies and neuroscience expertise to deliver scalable, regenerative treatments targeting conditions such as Amyotrophic Lateral Sclerosis (ALS) and Type 1 Diabetes. NewCelX is headquartered in Zurich, Switzerland, with research and development operations in Ness Ziona, Israel.

Forward-looking Statements

This press release contains expressed or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. For example, NewCelX is using forward-looking statements when it discusses the expected start of trading date for NewCelX on Nasdaq, its belief that the merger unites pioneering science in cell therapy and drug discovery under one global platform, its expectation that NewCelX will realize the promise of regenerative medicine for patients with ALS, diabetes, and other neurodegenerative diseases, its belief that the formation of NewCelX creates a biotechnology company with the potential to change lives, its confidence in the trust and support of its shareholders and investors, its intention to advance transformative therapies in neurodegenerative and metabolic diseases, and its plans to initiate a Phase 2a clinical trial of AstroRx™ in ALS and to advance the development of IsletRx™ for the treatment of Type 1 diabetes without the need for lifelong immunosuppression. These forward-looking statements and their implications are based on the current expectations of the management of NewCelX and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: unexpected costs, charges or expenses resulting from the Merger and potential adverse reactions or changes to business relationships resulting from the completion of the Merger; changes in technology and market requirements; NewCelX may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NewCelX’s products may not be approved by regulatory agencies; its technologies may not be validated as they progress and NewCelX’s methods may not be accepted by the scientific community; NewCelX may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with the products being advanced by NewCelX; its products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NewCelX’s patents may not be sufficient; its products may harm recipients; changes in legislation may adversely impact NewCelX; NewCelX may be unable to timely develop and introduce new technologies, products and applications; and NewCelX may experience loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NewCelX does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NewCelX is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC, including under the heading “Risk Factors” in NLS’s proxy statement/prospectus, filed with the SEC on September 10, 2025.

NewCelX Investor & Media Contacts:

Sarah Bazak, Investors Relations

sarahb@newcelx.com

www.newcelx.com

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